                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 3)




                               Netpliance, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, $0.01 Par Value Per Share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   64115K103
        _______________________________________________________________
                                (CUSIP Number)

                                James E. Cahill
                        7501B N. Capital of Texas Hwy.
                              Austin, Texas 78731
                                (512) 681-8300
________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 3, 2001
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 9 pages)

_______________

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A
CUSIP NO.  64115K 10 3                                     Page 2 of 9 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

      John F. McHale
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          17,514,095
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          17,514,095
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      17,514,095
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                SCHEDULE 13D/A
CUSIP NO.  64115K 10 3                                     Page 3 of 9 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

      Kent A. Savage
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,529,199
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,529,199
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,529,199
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                SCHEDULE 13D/A
CUSIP NO.  64115K 10 3                                     Page 4 of 9 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

      Kenneth A. Kalinoski
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,403,868
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,403,868
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,403,868
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                SCHEDULE 13D/A
CUSIP NO.  64115K 10 3                                     Page 5 of 9 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

      David S. Lundeen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          125,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          125,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      125,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                SCHEDULE 13D/A
CUSIP NO.  64115K 10 3                                     Page 6 of 9 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

      Watershed Capital I, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                         4,873,023
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,873,023
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,873,023
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The response set forth in Item 5 is hereby amended and supplemented as follows:

As of the filing date of this Amendment No. 3 to Schedule 13D ("Filing Date"), Mr. McHale beneficially owns 17,514,095 shares of Common Stock of the Issuer. Mr. McHale's 17,514,095 shares include: (i) 17,198,375 shares held by Mr. McHale individually; and (ii) an aggregate of 315,720 shares held in trust for the benefit of family members of Mr. McHale; and exclude (i) an aggregate of 1,000,000 shares Mr. McHale is obligated to purchase upon the closing of the Buyout, if any, pursuant to a Stock Purchase Agreement dated December 21, 2000, by and between Mr. McHale and Mr. Savage (the "McHale-Savage Agreement") and a Stock Purchase Agreement dated December 21, 2000, by and between Mr. McHale and Kalinoski, LTD (the "McHale-Kalinoski Agreement"), incorporated herein by reference to Exhibit 99.3 and Exhibit 99.4 to the Schedule 13D filed December 21, 2000 by the Reporting Persons; (ii) 1,774,000 shares, all or a portion of which Mr. McHale is obligated to purchase on September 15, 2001 pursuant to a Stock Purchase Agreement dated March 3, 2001 by and between Mr. McHale and Mr. Savage (the "September Stock Purchase Agreement"), incorporated herein by reference to Exhibit 99.16, which shares are pledged to Mr. McHale by Mr. Savage pursuant to a Pledge Agreement dated March 3, 2001 to secure that certain Promissory Note dated March 3, 2001 by Mr. Savage in the principal amount of $887,000 (the "$887,000 Pledge Agreement and Note") incorporated herein by reference to Exhibit 99.17 and Exhibit 99.18 hereto; and (iii) 4,289,199 shares pledged to Mr. McHale by Mr. Savage pursuant to another Pledge Agreement dated March 3, 2001 to secure that certain Promissory Note dated March 3, 2001 by Mr. Savage in the principal amount of $500,000 (the "$500,000 Pledge Agreement and Note") incorporated herein by reference to Exhibit 99.19 and Exhibit 99.20 hereto. Mr. McHale's 17,514,095 shares of Common Stock represent approximately 29.0% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. McHale has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

As of the Filing Date, Mr. Savage beneficially owns 4,529,199 shares of Common Stock of the Issuer. Mr. Savage's 4,529,199 shares include: (i) 563,652 shares held by Mr. Savage individually; (ii) an aggregate of 90,000 shares held in trust for the benefit of family members of Mr. Savage; (iii) 3,725,547 shares held by Savage Interests L.P.; (iv) 150,000 shares that Mr. Savage has the right to acquire through the exercise of Issuer stock options vesting on or before the sixtieth day following the Filing Date ("Vested Options"); (v) 500,000 shares Mr. Savage is obligated to sell Mr. McHale under the McHale-Savage Agreement,
(vi) all the shares Mr. Savage is obligated to sell to Mr. McHale under the September Stock Purchase Agreement and (vii) all the shares Mr. Savage has pledged as security pursuant to the $500,000 Pledge Agreement and Note and the $887,000 Pledge Agreement and Note; and exclude 150,000 shares Mr. Savage has the right to acquire through the exercise of Issuer stock options that do not vest until after the sixtieth day following the filing date ("Unvested Options"). Mr. Savage's 4,529,199 shares of Common Stock represent approximately 7.5% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. Savage has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

     On March 3, 2001, Mr. McHale and Mr. Savage entered into a series of transactions. Pursuant to the September Stock Purchase Agreement, which is incorporated herein by reference and attached as Exhibit 99.16 hereto, Mr. McHale agreed to purchase from Mr. Savage on September 15, 2001 a number of shares of Common Stock determined by dividing $887,000.00 by the greater of (i) $0.50 per share, and (ii) the average of the closing prices for the Common Stock on the five trading days prior to September 15, 2001. The purchase price for the shares to be purchased under the September Stock Purchase Agreement will be paid by an offset against $887,000 previously loaned to Mr. Savage by Mr. McHale. Mr. Savage and Mr. McHale executed the $887,000 Pledge Agreement and Note, which are incorporated herein by reference and attached as Exhibit 99.17 and Exhibit 99.18 hereto, to document that previous loan and the pledge of 1,774,000 shares of Common Stock by Mr. Savage to secure that obligation. Finally, Mr. McHale loaned Mr. Savage $500,000, which loan is secured by 4,289,199 shares of Common Stock held by Mr. Savage and Savage Interests L.P., pursuant to the $500,000 Pledge Agreement and Note which are incorporated herein by reference and attached as Exhibit 99.19 and Exhibit 99.20 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.16 Stock Purchase Agreement by and between Messrs. McHale and Savage dated March 3, 2001.

Exhibit 99.17 Pledge Agreement related to the $887,000 Promissory Note by and between Messrs. McHale and Savage dated March 3, 2001.

Exhibit 99.18 Promissory Note dated March 3, 2001 by Mr. Savage in the principal amount of $887,000.

Exhibit 99.19 Pledge Agreement related to the $500,000 Promissory Note by and between Messrs. McHale and Savage dated March 3, 2001.

Exhibit 99.20 Promissory Note dated March 3, 2001 by Mr. Savage in the principal amount of $500,000.

                                   SIGNATURES

After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Amendment No. 3 to Schedule 13D has been signed by the following persons on March __, 2001.


                              By:     /s/JOHN F. MCHALE
                                    ----------------------------------------
                                    John F. McHale

                              By:     *
                                    ----------------------------------------
                                    Kent A. Savage

                              By:     *
                                    ----------------------------------------
                                    Kenneth A. Kalinoksi

                              By:     *
                                    ----------------------------------------
                                    David S. Lundeen

                              WATERSHED CAPITAL I, L.P.

                              By:  Watershed Capital G.P. I, L.P.,
                                   its general partner
                                   By:  Watershed Capital GP I, L.L.C,
                                      its general partner

                                   By:  *
                                    ----------------------------------------
                                     David S. Lundeen, Managing Member

                              *    By:  /s/ JOHN F. MCHALE
                                    ----------------------------------------
                                     Attorney-in-Fact

                                 EXHIBIT INDEX
Exhibit 99.16 Stock Purchase Agreement by and between Messrs. McHale and Savage dated March 3, 2001.

Exhibit 99.17 Pledge Agreement related to the $887,000 Promissory Note by and between Messrs. McHale and Savage dated March 3, 2001.

Exhibit 99.18 Promissory Note dated March 3, 2001 by Mr. Savage in the principal amount of $887,000.

Exhibit 99.19 Pledge Agreement related to the $500,000 Promissory Note by and between Messrs. McHale and Savage dated March 3, 2001.

Exhibit 99.20 Promissory Note dated March 3, 2001 by Mr. Savage in the principal amount of $500,000.